news release

October 8, 2013

Radius Begins Drilling at Santa Brigida Silver-Gold Project, Mexico

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) is pleased to report that drilling has started at the Santa Brigida epithermal silver-gold property located approximately 80 kilometres east-northeast of the city of Guanajuato in Mexico.

Radius is planning an initial 8-hole, 1,500m program with subsequent drilling to take place contingent on the results of this phase.  Radius must complete 3,000m of drilling to exercise its option on the project.

Six targets have been selected for testing based on the results of a gradient array IP-resistivity survey.  Most of these appear to be possible extensions of known mineralized veins in the Pozos area.  All targets are located to the southeast of Pozos and Santa Brigida, in areas of caliche and soil cover where little to no outcrop is available, and little historical exploration/mining was done.  Target maps are available on the Radius website at: www.radiusgold.com.

Artisanal-scale mining of surface outcrop is known to have occurred in the area from pre-colonial times.  Reliable historical reports indicate that more modern, small-scale underground mining operations from the 1800s to 1926 produced over 40 million ounces of silver and 400,000 ounces of gold.  The same reports indicate that 1.05 million tonnes was mined resulting in an estimated weighted-average grade of roughly 1,300 grams per tonne silver and 13 grams per tonne gold.

Mineralization is associated with two principal vein swarms, the Pozos system and the Santa Brigida system, each striking generally northwest with steep southwest dips.  Historic production focused on high-grade ore shoots within hydrothermal quartz veins and surrounding altered wall rock.  Historical production records indicate that individual operations mined mineralized shoots ranging from 5,000 tonnes to 300,000 tonnes in size, with average grades ranging from 200 g/t Ag to 2,500 g/t Ag and 2 g/t Au to 40 g/t Au.  The richest shoot documented produced 300,000 tonnes grading 2,500 g/t Ag and 15 g/t Au.

The Agreement

Radius can earn a 100-per-cent interest in the project by covering outstanding property payments and by completing a 3,000-metre drill program within 12 months of the issuance of a drilling permit.  Once Radius has completed the drill program, it will have 60 days to pay to the optionor US$700,000 to acquire the 100-per-cent interest, subject to a 2.5-per-cent net-smelter-return royalty.

Qualified Person

David Clark, M.Sc., P.Geo. (APEGBC), a Qualified Person as defined by National Instrument 43-101, has verified that the technical information contained in this news release is an accurate summary of the information provided to Radius by the optionor and is consistent with known historic records, and has approved its disclosure.

About Radius

Radius has been exploring for gold in Latin America for over a decade.  The Company has a strong treasury as a result of exploration asset sales and is looking for joint venture or project acquisition opportunities across the globe.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE BOARD

“Simon Ridgway”

President and CEO

Symbols: TSXV-RDU; OTCBB-RDUFF

Contact:  Ralph Rushton, Director

Tel: (604) 801-5432;   Fax: (604) 662-8829

Email: info@goldgroup.com

Website: www.radiusgold.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.